UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 30, 2025

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On September 30, 2025, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following eighteen (18) single family homes from our sponsor, Seed InvestCo, LLC (“Sponsor”), through the purchase of Flipside 7, LLC, which entity was partially owned by our Sponsor:

Property Addresses:

289 Bald Avenue McDonough GA, 30253

357 White Tail Road McDonough GA, 30253

345 White Tail Road McDonough GA, 30253

369 White Tail Road McDonough GA, 30253

373 White Tail Road McDonough GA, 30253

377 White Tail Road McDonough GA, 30253

381 White Tail Road McDonough GA, 30253

385 White Tail Road McDonough GA, 30253

364 White Tail Road McDonough GA, 30253

360 White Tail Road McDonough GA, 30253

348 White Tail Road McDonough GA, 30253

334 White Tail Road McDonough GA, 30253

330 White Tail Road McDonough GA, 30253

314 White Tail Road McDonough GA, 30253

120 Harpy Drive McDonough GA, 30253

124 Harpy Drive McDonough GA, 30253

301 White Tail Road McDonough GA, 30253

321 White Tail Road McDonough GA, 30253

Description:	Flipside 7, LLC consists of 18 single-family homes that sit on approximately 1 acre. The single-family homes are approximately 1,600 square-foot each with 3 bedrooms and 2.5 bathrooms.

Purchase Price by Roots:	$4,885,981 allocated purchase price

Current Market Value:	$5,256,000

Item 1. Fundamental Changes

Property Acquisitions

On September 30, 2025, the Company completed the acquisition of the following eight (8) single family assets from our Sponsor through the purchase of Flipside 8, LLC, entity which was partially owned by our Sponsor:

Property Addresses:

1912 School House Lane Temple GA, 30179

1914 School House Lane Temple GA, 30179

1916 School House Lane Temple GA, 30179

1918 School House Lane Temple GA, 30179

1920 School House Lane Temple GA, 30179

1921 School House Lane Temple GA, 30179

1923 School House Lane Temple GA, 30179

1925 School House Lane Temple GA, 30179

Description:	Flipside 8, LLC consists of 8 single-family homes that sit on approximately 0.7 acres. The School House Lane homes are approximately 1,700 square-foot each with 3 bedrooms and 2.5 bathrooms built in 2025.

Purchase Price by Roots:	$1,856,891 allocated purchase price

Current Market Value:	$2,160,000

Item 1. Fundamental Changes

Property Acquisitions

On September 30, 2025, the Company completed the acquisition of the following six (6) curated properties from our Sponsor, that were previously wholly owned by our Sponsor:

Property Address:	3886 W Wood Path Stone Mountain GA 30083
Description:	This 1,206-square-foot ranch style home was built in 1981, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.18 acres.
Purchase Price by Roots:	$200,000 allocated purchase price
Current Market Value:	$235,000

Property Address:	80 Willowick Drive Lithonia GA 30038
Description:	This 1,841-square-foot townhome was built in 1971, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.03 acres.
Purchase Price by Roots:	$127,000 allocated purchase price
Current Market Value:	$145,000

Property Address:	5708 Eagles Feather Lane Riverdale GA 30274
Description:	This 1,504-square-foot ranch style home was built in 2001, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.15 acres.
Purchase Price by Roots:	$235,000 allocated purchase price
Current Market Value:	$265,000

Property Address:	2184 Satellite Way Ellenwood GA 30294
Description:	This 1,646-square-foot townhome was built in 1977, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.36 acres.
Purchase Price by Roots:	$220,000 allocated purchase price
Current Market Value:	$248,000

Property Address:	5279 Oakridge Drive Stone Mountain GA 30083
Description:	This 1,280-square-foot townhome was built in 1984, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.13 acres.
Purchase Price by Roots:	$170,000 allocated purchase price
Current Market Value:	$195,000

Property Address:	5285 Oakridge Drive Stone Mountain GA 30083
Description:	This 1,280-square-foot townhome was built in 1984, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.08 acres.
Purchase Price by Roots:	$177,000 allocated purchase price
Current Market Value:	$195,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 10/03/2025

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated May 9, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2025, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.